EXHIBIT 99.1

New Found Completes Acquisition of Labrador Gold’s

Kingsway Project

Vancouver, BC, July 9, 2024 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the Company has successfully completed its previously announced acquisition of a 100% interest in Labrador Gold Corp.’s (“LabGold”) Kingsway Project (the “Kingsway Project”), located in Gander, Newfoundland and Labrador, as well as certain related assets of LabGold (together with the Kingsway Project, the “Purchased Assets”) (the “Acquisition”).

Pursuant to the Acquisition, New Found has issued to LabGold 5,263,157 common shares as consideration for the Purchased Assets.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $54 million as of July 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Collin Kettell”

Collin Kettell, Chief Executive Officer

Email: ckettell@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Acquisition. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with obtaining, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC